VIA FACSIMILE AND EDGAR

November 7, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kevin Woody

Accounting Branch Chief

Mark Rakip

Staff Accountant

Re:	Tejon Ranch Co.

Form 10-K for fiscal year ended December 31, 2011

Filed March 12, 2012

File No. 1-7183

Dear Mr. Woody,

Thank you for your letter dated October 19, 2012, or the comment letter, containing your comments on the above-captioned filing by Tejon Ranch Co., or the Company, with the United States Securities and Exchange Commission, or the Commission, and your agreement to extend the response date to November 19, 2012. Set forth below are the Company’s responses to your comments. For your convenience, the text of the Staff’s comments is included below in bold text and is followed by the Company’s responses to such comments.

Form 10-k for fiscal year ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Results of Operations by Segment, page 28

Real Estate – Resort/Residential, page 30

1.	Please tell us how you recorded the sale of five conservation easements during 2011 given that you have retained fee ownership of such land sales and continue to operate current revenue generating activities. Please cite relevant accounting literature applied.

Response

As a Company we are in the business of maximizing the revenue earning sources of our land assets. One of the revenue producing sources we have is the sale of easements over our land. An easement is the right to use the real property of another for a specific purpose. The easement is itself a real property interest, typically recorded on a deed, but the original owner retains legal title to the underlying land for all other purposes, often including rights to revenue generating activities. Easements are typically categorized as either affirmative or negative. An affirmative easement entitles the holder to do something on another individual’s land whereas a negative easement divests an owner of the right to do something on the property.

Easements were sold covering 62,000 acres during February 2011 to the Tejon Ranch Conservancy, or Conservancy, a non-profit organization established and controlled by the Sierra Club, National Resources Defense Counsel, Planning and Conservation League, National Audubon Society, and Endangered Habitats League. The easements sold contained both affirmative and negative easement components.

The conservation easements sold divest the Company of any current rights and any future rights to commercial and residential development on the 62,000 acres. In addition to the loss of development rights, the easements sold allow for the right to access the 62,000 acres for habitat conservation and preservation types of activities by the Conservancy. The Company, as disclosed in previous filings, retained fee ownership of the 62,000 acres and although we can no longer develop the land for commercial and residential uses we will be able to continue to operate the current revenue generating activities on these lands consisting of relatively insignificant farming, oil and mineral extraction, grazing leases, and hunting activities. An appraisal process determined the price of the conservation easements.

As with other easements the Company has sold over the years, such as pipeline and utility corridors, once we received the funds for the purchase of the easements, which provided for the divesting of a right over the land and access to the land, we recorded the revenue earned. We used Staff Accounting Bulletin (SAB) Topic 13: Revenue Recognition to evaluate whether revenue was recognizable upon sale of the easements. Our analysis using the four criteria outlined in SAB Topic 13 was as follows:

1.	Evidence of a binding contract. We had a binding contract describing the easement and the rights to be purchased. The easement agreement identified that we were giving up development rights on the identified lands and providing access to those lands to the Conservancy in perpetuity.

2.	Delivery has occurred. At time of closing and receipt of funds we had performed our obligation and no further actions were needed in regards to the selling of the development rights or granting of access to the land. We will continue, as noted above, to perform revenue generating activities on the land as we were before the easement agreement.

3.	Seller’s price to buyer is determinable. The easement agreement stated the easement sales price, which was determined through a real estate appraisal process.

4.	Collectability. Funds were collected through escrow on the closing date.

Based on our satisfaction of the four criteria outlined in SAB Topic 13, we determined that the recognition of revenues from the sale of the easements was appropriate.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Contractual Cash Obligations, page 37

2.	Please tell us why you have not discussed payments required on your pension and supplemental executive retirement plans or provided reference to such disclosures elsewhere in your filing. Refer to footnote 46 to SEC Interpretive Release No. 33-8350 dated December 19, 2003.

Response

In the Contractual Cash Obligations section of Management’s Discussion and Analysis of Financial Condition and Results of Operations we note that we have long-term liabilities related to a defined benefit plan and a supplemental retirement plan. In the text we provide current year plan contributions and an estimate for the new year and an explanation for why we are not providing five or more years of data within the contractual cash obligations table. We also refer the reader to Note 13 of the Consolidated Financial Statements for additional information regarding our retirement plans.

In the future, if we believe the information is material to an understanding of the Company’s cash requirements, we will include a discussion of estimates of future plan contributions to our defined benefit plan and estimates of payments from the supplemental retirement plan to employees. We will also include in the text that follows the table or in a footnote to the table an overview of the information that is used to estimate these payments.

Item 15. Exhibits, Financial Statement Schedules, and Reports on Form 8-K, page 43

(a)	Documents filed as part of this report

1.	Consolidated Financial Statements

Notes to Consolidated Financial Statements, page 58

15. Investments in Joint Ventures, page 79

3. Please provide more detail surrounding your belief that you do not control the operations of the Petro Travel Plaza Holdings LLC joint venture given your 60% interest. Although you note that each party has 50% voting rights and your partner performs the day-to-day operations of the venture, we note you are allocated 60% of the profits and losses from the venture. Please further address why you believe your equity partner controls the venture and clarify what happens in situations where the parties do not agree and whether contractually one of the parties has the ability to break any deadlock.

Response

As outlined in Note 15 to the Consolidated Financial Statements we described Petro Travel Plaza Holdings LLC, or Petro, as a joint venture with Travel Centers of America, LLC, or TA, for the development and management of travel plazas and convenience stores. As stated in Note 15 we own 60% of the venture and as shown in the tables to Note 15 we receive 60% of the profits and losses. In our evaluation of Petro to determine if we are the primary beneficiary and should consolidate, it was determined that we do not control the entity through voting or any other rights and we are not involved in the management of the day-to-day operations of the joint venture. TA is currently the managing member of the joint venture.

In accordance with Accounting Standards Codification 810, Consolidation, we concluded that we were not the primary beneficiary of Petro and do not control the joint venture due to the voting structure and the operations management duties as outlined in the joint venture agreement, which do not provide us the power to direct the activities that most significantly impact the economic performance of the entity.

The joint venture is structured with both entities having 50/50 voting rights. All major decisions require mutual approval. Examples of major decisions that require mutual approval are: approval of budgets; obtaining debt financing; acquisition of new entities; amendments to the operating agreement; and liquidation of a subsidiary.

On a day-to-day basis we are not involved in the operations of the joint venture. TA is the manager of operations and is responsible for the following:

•	Administrative, accounting, record keeping and related functions.

•	Construction, operation and maintenance of facilities.

•	Directing and managing personnel.

•	Setting customer credit policies and terms for services and products sold on credit.

•	Setting pricing for all diesel and gasoline fuel sales.

•	Negotiating leases, licenses, franchises, concession and all other agreements and contracts incidental or desirable to the operation of the facilities.

•	Managing inventories so that adequate supplies are on hand at all times.

The above list is a small example of the many management items that TA is responsible for that we do not participate in. We believe the most important activities that significantly impact economic performance are the management of fuel prices, management of fuel inventory, management of personnel, approval of annual budgets, and debt financing. All of these items are under the control of TA or are shared through voting rights.

In case of a deadlock on a vote or a material dispute between the parties that cannot be solved, the operating agreement directs the parties to arbitration and, alternatively, permits one of the members to invoke the buy-sell provisions within the agreement. We do not have the power to override a deadlock or dispute based on our ownership percentage. In addition, as long as TA is a member of the joint venture the operating agreement provides that they shall be the manager of all operations.

Management of the Company is very aware of its responsibility for the adequacy and accuracy of both the financial numbers and disclosures within our filings. Our goal is to provide full disclosure and transparency in all of our filings. In connection with responding to the comments set forth in your letter of October 19, 2012, the Company hereby acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s assistance in this process.

Best regards,

/s/ Allen E. Lyda
Allen E. Lyda
Senior Vice President and Chief Financial Officer Tejon Ranch Co.